SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FIRST QUARTER 2004 CONSOLIDATED EARNINGS RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, April 26, 2004 – TELESP CELULAR PARTICIPAÇÕES S.A. (TCP) (BOVESPA: TSPP3 (ON) / TSPP4 (PN); NYSE: TCP), announced today its consolidated results for the first quarter 2004 (1Q04). Company’s operating and financial information, except when otherwise indicated, is presented in Brazilian Reais in accordance with Brazilian Corporate Law. TCP is one of companies of the largest wireless group in the southern hemisphere and controls: (i) 100% of the captial of Telesp Celular S.A. (TC); (ii) 100% of Global Telecom S.A. (GT); and (iii) 86.7% of the voting capital (29.3% of total capital), including treasury shares, of Tele Centro Oeste Celular Participações S.A. (TRO).

TELESP CELULAR PARTICIPAÇÕES S/A – HIGHLIGHTS

	Brazilian Corporate Law

R$ million	1Q04	4Q03%		1Q03%		1Q03 TRO	1Q03 TCP +TRO	%

Net Operating Revenue	1,718.6	1,877.3	-8.5%	927.2	85.4%	413.1	1,340.3	28.2%

Net Services Revenue	1,472.4	1,495.3	-1.5%	820.7	79.4%	375.7	1,196.4	23.1%
Net Equipment Revenue	246.2	382.0	-35.6%	106.5	131.2%	37.4	143.9	71.1%
Total Operating Costs	(1,019.8)	(1,255.4)	-18.8%	(519.6)	96.3%	(250.9)	(770.5)	32.4%

EBITDA	698.8	621.9	12.4%	407.6	71.4%	162.2	569.8	22.6%

EBITDA Margin (%)	40.7%	33.1%	7.6 p.p.	44.0%	-3.3p.p.	39.3%	42.5%	-1.8 p.p.

Depreciation and Amortization	(295.5)	(335.8)	-12.0%	(248.5)	18.9%	(46.9)	(295.4)	0.0%

EBIT	403.3	286.1	41.0%	159.1	153.5%	115.2	274.4	47.0%

Loss for the Period (**)	(35.3)	(177.5)	-80.1%	(131.5)	-73.2%	92.2	(104.2)	-66.1%

Loss per Share (R$ per 1,000 shares)	(0.03)	(0.15)	-80.1%	(0.11)	-73.2%	-	-	-
Loss per ADR (R$)	(0.08)	(0.38)	-80.1%	(0.28)	73.2%	-	-	-
Number of Shares (billion)	1,171.8	1,171.8	0.0%	1,171.8	0.0%	-	-	-

Capital Expenditures	105.5	452.5	-76.7%	79.6	32.5%	31.0	110.6	-4.6%
Investment as % of Revenues	6.1%	24.1%	-18.0 p.p.	8.6%	2.5 p.p.	7.5%	8.3%	2.2 p.p.
Operating Cash Flow	593.3	169.4	250.2%	327.9	80.9%	131.2	459.2	29.2

Clientes (thousands) (*)	14,295	13,298	7.5%	10,482	36.4%
Net Additions	997	1,624	-38.6%	178	460.1%

(*)	Includes TRO`s capacity.
(**)	The presented loss corresponds to TCP`s result plus its 29.7% equity equivalence in TRO on 3/31/2004.

TCP, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A. make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “VIVO” brand was launched to unify the group’s operations, providing evidence of its coverage area and capitalizing on its national coverage and market strategy. Today the brand is Top of Mind in the Brazilian market, with 50% recognition, twice the level of the second largest operator.

TELESP CELULAR PARTICIPAÇÕES S.A.

1Q04 HIGHLIGHTS

  TCP ended the first quarter with 14,295 thousand clients, representing an increase of 36.4% compared to its total client base in 1Q03 (including TRO) and 7.5% when compared to 4Q03.

  TCP was responsible for a 54.1% share of net additions in 1Q04 in the states in which it operates, according to Anatel (Brazilian Telecom Regulatory Agency).

  Net additions in 1Q04 totaled 997 thousand new clients, 460.1% above additions registered in the same period last year (272% when excluding customer clean-up effected in 1Q03).

  TCP continued to expand its contract client base in 1Q04, growing 6.7% and 0.4% in relation to 1Q03 (including TRO) and 4Q03, respectively.

  EBITDA reached R$ 698.8 million, 22.6% higher than in 1Q03 (including TRO), for an EBITDA margin of 40.7% over total net revenues.

  Net Revenue from Services amounted to R$ 1,472.4 million in 1Q04, 23.1% higher than in 1Q03 (including TRO) and 32,1% when excluding the impact of SMP.

  Data revenues continued to show strong growth, rising 141% in relation to 1Q03, representing 4.7% of net revenue from services in 1Q04 (2.4% in 1Q03).

Technological Innovation

The companies controlled by TCP operate high-speed Wireless Internet with its CDMA 1xRTT network. At the end of March 2004, the 1xRTT already covered 22 municipalities in the State of São Paulo, and 4 in Paraná, reaching 41% of the population in the coverage area. In TRO’s area, the cities of Brasília, Goiânia and 42 additional municipalities in the areas covered, reaching 42% of the population in Area 7.

TCP, launched in October 2003 "Vivo ao Vivo" - a multimedia super platform, which is a revolution in the concept of service access. "Vivo ao Vivo" brings all services to the handset within reach of a click. "Vivo ao Vivo": Usage interface through icons which represent the operator’s main services – making it easy for the users to access and handle these services (WAP, SMS, voice mail, voice portal, MMS, tones and images, messaging, camera and customization – which is called “Meu Vivo ao Vivo” ).

Basis of Presentation of Results

As of May 1, 2003, TCP began to consolidate Tele Centro Oeste (TRO) following the acquisition of control of this Company.

On July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for long distance calls. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, which were replaced with interconnection revenues from the use of its network to complete long distance calls.

As of July 2003, Bill & Keep was implemented, for which payment for the use of the local network between the SMP operators will only occur when the traffic between them exceeds 55%, causing an impact on revenue and interconnection costs. However, this change does not materially affect EBITDA.

Total figures are subject to discrepancies resulting from rounding up/down.

OPERATING PERFORMANCE - TELESP CELULAR S.A.

	1Q04	4Q03%		1Q03%

Total clients (thousands)	7,970	7,495	6.3%	6,102	30.6%

Contract	1,495	1,475	1.4%	1,431	4.5%
Prepaid	6,475	6,020	7.6%	4,671	38.6%

Market Share* (%)	61.5%	62.1%	-0.6 p.p.	65.5%	-4.0 p.p.

Net Additions (thousands)	475	810	-41.4%	42	1031.0%

Contract	20	28	-28.6%	4	400.0%
Prepaid	455	782	-41.8%	38	1097.4%
Net Additions’ Market Share* (%)	53.1%	53.0%	0.1 p.p.	23.9%	29.2 p.p.
Market Penetration (%)	33.0%	31.2%	1.8 p.p.	24.4%	8.6 p.p.

SAC (R$)	144	104	37.9%	159	-9.3%

Monthly Churn (%)	1.2%	1.6%	-0.4 p.p.	2.4%	-1.2 p.p.

ARPU (in R$/month)	39.6	44.0	-10.0%	38.3	3.4%

Contract	102.8	111.4	-7.7%	105.8	-2.8%
Prepaid	23.9	25.0	-4.4%	16.9	41.4%
Total MOU (minutes)	99	111	-10.8%	103	-3.5%

Contract	232	251	-7.4%	209	11.2%
Prepaid	66	72	-7.1%	69	-3.2%
Employees	2,150	2,070	3.9%	1,960	9.7%

Clients / Employees	3,707	3,621	2.4%	3,113	19.1%

(*)	Source: Anatel

TC Operating Highlights

  When compared to 1Q03, the customer base rose 30.6%, reaching 7,970 thousand clients. Net additions in the quarter reached 475 thousand clients, 260% above the same period in 2003 (when excluding the 90 thousand customers clean-up of 1Q03).

  In 1Q04, TC maintained its market leadership in terms of net additions according to Anatel, with a market share of 53.1%, despite a more intense competitive environment.

  Churn in 1Q04 was 1.2%, 0.4 percentage points (p.p.) and 1.2 p.p. below levels registered in 4Q03 and 1Q03, respectively. TC’s encouraging monthly churn trend comes as as result of success client retention campaigns including handset upgrades, loyalty programmes, and prepaid frequent recharging campaigns, and service quality excellence.

  TC’s blended ARPU was R$ 39.6, 3.4% above 1Q03 and 7.8% when the impact of SMP is excluded. The decline when compared to 4Q03 mainly reflects lower use of service during the holiday season.

  SAC fell 9.3% when compared to 1Q03 due to a reduction in subsidies, publicity and handset discounts obtained from suppliers upon formation of the VIVO Group.

  The number of clients per employees in 1Q04 rose 19.1% in relation to 1Q03 and 2.4% compared to 4Q03. Rising operating efficiency and scale gains permitted TCP to keep its trend of increasing productivity.

OPERATING PERFORMANCE – GLOBAL TELECOM S.A.

	1Q04	4Q03%		1Q03%

Total clients (thousands)	1,873	1,691	10.8%	1,202	55.8%

Contract	269	282	-4.6%	255	5.5%
Prepaid	1,604	1,409	13.8%	947	69.4%

Market Share* (%)	44.4%	44.0%	0.4 p.p.	39.9%	4.5 p.p.

Net Additions (thousands)	182	294	-38.1%	25	628.0%

Contract	(12)	3	na	3	na
Prepaid	194	291	-33.3%	22	781.8%
Net Additions’ Market Share* (%)	48.9%	56.0%	-7.1 p.p.	34.2%	14.7 p.p.

Market Penetration (%)	26.3%	24.3%	2.0 p.p.	19.6%	6.7 p.p.

SAC (R$)	137	120	14.0%	121	13.3%

Monthly Churn (%)	1.4%	1.6%	-0.2 p.p.	2.4%	-1.0 p.p.

ARPU (in R$/month)	28.3	31.1	-9.0%	33.7	-16.0%

Contract	71.1	73.6	-3.4%	69.2	2.7%
Prepaid	19.4	21.0	-7.6%	23.2	-16.4%
Total MOU (minutes)	86	97	-10.8%	92	-5.7%

Contract	153	168	-9.0%	144	6.1%
Prepaid	71	78	-8.1%	75	-4.3%
Employees	438	465	-5.8%	532	-17.7%

Clients / Employees	4,276	3,637	17.6%	2,259	89.3%

(*)	Source: Anatel

GT Operating Highlights

  The customer base continued to grow, rising 55.8% and 10.8% compared to 1Q03 and 4Q03 respectively. In the quarter, prepaid customers accounted 85.6% of the company’s total customer base.

  In 1Q04, GT reached a share of net additions of 48.9%, an increase of 14.7 p.p. compared to 1Q03 but a decline of 7.1 p.p. versus the previous quarter. This was due to the entry of a new competitor. Nevertheless, GT’s market share rose 0.4 p.p. and 4.5 p.p. compared to 4Q03 and 1Q03, respectively, according to ANATEL.

  Net additions rose 628.0% when compared to1Q03, (231% when excluding the 30 thousand customers clean-up of 1Q03). Compared to 4Q03, net additions declined due to seasonality in the market related to holidays.

  Blended ARPU was R$28.3, a 16% drop versus 1Q03, and was impacted by an increase in average customer base of 47%, and by the increase of prepaid customers – with lower ARPU – as a percentage of the total base to 86% (79% in 1Q03). Excluding the effect of SMP, the blended ARPU would have been R$ 30, a decline of 11%.

  Productivity is still increasing as synergies and efficiency gains continue to be obtained by the unification of the structures of the VIVO operators. In 1Q04, productivity grew 89.3% in comparison to 1Q03 and 17.6% in the last three months.

OPERATING PERFORMANCE – TELE CENTRO OESTE PARTICIPAÇÕES S.A.

	1Q04	4Q03%		1Q03%

Total clients (thousands)	4,452	4,112	8.3%	3,178	40.1%

Contract	954	950	0.4%	860	10.9%
Prepaid	3,498	3,163	10.6%	2,318	50.9%

Market Share* (%)	55.7%	55.4%	0.3 p.p.	58.9%	3.2 p.p.

Net Additions (thousands)	340	519	-34.5%	112	203.6%

Contract	4	34	-88.2%	-	-
Prepaid	336	485	-30.7%	112	200.0%
Net Additions’ Market Share* (%)	59.8%	49.7%	10.1 p.p.	47.1%	12.7 p.p.

Market Penetration (%)	24.5%	23.3%	1.2 p.p.	17.2%	7.3 p.p.

SAC (R$)	84	69	21.5%	146	-42.1%

Monthly Churn (%)	1.7%	2.4%	-0.7 p.p.	1.5%	0.2 p.p.

ARPU (in R$/month)	31.6	38.4	-17.7%	40.1	-21.2%

Contract	74.8	85.0	-12.0%	84.0	-11.0%
Prepaid	18.0	23.2	-22.4%	23.4	-23.1%
Total MOU (minutes)	86	101	-14.4%	106	-18.4%

Contract	184	207	-11.4%	196	-6.4%
Prepaid	57	63	-10.0%	68	-16.0%
Employees	1,470	1,510	-2.6%	1,593	-7.7%

Clients / Employees	3,029	2,724	11.2%	1,995	51.8%

(*)	Source: Anatel

TRO Operating Highlights

  TRO’s client base grew 40.1% in the last year and 8.3% in the quarter. This is a result of greater commercial activity and from the incorporation of VIVO, which standardized commercial policies across the group. Net additions in the quarter were 203.6% above the same period in 1Q03.

  TRO maintained the trend observed in the last quarters with a growing share of net additions, reaching 59.8% according to ANATEL.

  Monthly churn declined 0.7 p.p. in 1Q04 to 1.7% (2.4% in 4Q03), as as result of client retention campaigns (handset upgrades, loyalty programmes, and prepaid frequent recharging campaigns) and service quality excellence.

  Blended ARPU reached R$ 31.6, a decrease of 21.2% compared to 1Q03, impacted by the growth in average customer base of 36%, strong promotional bonuses in traffic and the larger proportion of prepaid customers in the base, which totaled 79% (73% in 1Q03). Excluding the SMP effect, blended ARPU would have been R$ 36, a 10% reduction year over year. The decline quarter over quarter also reflects the non-recurring impact of the migration of billing and interconnection platforms, which is estimated to have caused a decline in ARPU of R$ 2.

  SAC at TRO was 42.1% lower than in 1Q03 due to a decline in subsidies, publicity and handset discounts obtained from suppliers following the incorporation of TRO by the VIVO Group.

  Growing operational efficiency, scale gains, and administrative efficiencies allowed for productivity gains in 1Q04 of 51.8% and of 11.2% in comparison to 1Q03 and 4Q03, respectively.

FINANCIAL PERFORMANCE

For a better comparison, it was considered for the 1Q03 the pro-forma added results of Telesp Celular Participações (TCP) and Tele Centro Oeste (TRO).

NET OPERATING REVENUES

	Brazilian Corporate Law

R$ million	1Q04	4Q03%		1Q03%		1Q03 TRO	1Q03 TCP +TRO	%

Subscription and usage	655.3	703.0	-6.8%	385.0	70.2%	203.7	588.7	11.3%
Network usage charges	716.1	688.3	4.0%	416.3	72.0%	167.7	584.0	22.6%
Other services charges	101.0	104.0	-2.9%	19.4	420.6%	4.3	23.7	325.9%
Net operating revenues from services	1,472.4	1,495.3	-1.5%	820.7	79.4%	375.7	1,196.4	23.1%

Net operating revenues from handsets	246.2	382.0	-35.6%	106.5	131.2%	37.4	143.9	71.0%
Total Operating Revenue	1,718.6	1,877.3	-8.5%	927.2	85.4%	413.1	1,340.3	28.2%

Net Operating Revenues from Services

Net service revenues reached R$ 1,472.4 million, for a growth rate of 23.1% year over year (including TRO) reflecting the increase of 31,9% in average customer base, and higher usage of data services, which are jointly offset by higher promotional free bonuses minutes in the quarter and the SMP impact. Excluding the SMP effects, net service revenues would have risen 32% compared to 1Q03, in line with average client growth in the period.

The decline in revenue from 4Q03 is a reflex of the seasonality of the periods, strong promotional bonuses in traffic and effects related to the migration of TRO’s billing and interconnection platforms – causing an estimatated negative impact of almost R$ 1 on TCP’s ARPU.

Data Revenues

Data revenues presented strong growth, increasing 141% from 1Q03 and representing 4.7% of net service revenues in 1Q04 (2.4% in 1Q03). Incremental data revenue grew as a function of new services made available and from popular nationwide campaigns to promote the access and use of these services. SMS represented 74% of data revenue, and increased by 180% compared to 1Q03. The average number of SMS messages sent per month in 1Q04 reached approximately 80 million, a growth of 150% from the average of same period last year.

OPERATING COSTS

	Brazilian Corporate Law

R$ million	1Q04	4Q03%		1Q03%		1Q03 TRO	1Q03 TCP + TRO	%

Personnel	(90.4)	(108.6)	-16.7%	(56.9)	58.9%	(22.7)	(79.6)	13.6%

Cost of services rendered	(200.4)	(215.5)	-7.0%	(163.3)	22.7%	(88.3)	(251.6)	-20.3%

Leased lines	(32.9)	(29.8)	10.6%	(21.5)	53.3%	(8.6)	(30.0)	9.6%
Interconnection	(52.0)	(51.5)	1.0%	(43.2)	20.4%	(48.1)	(91.3)	-43.0%
Rents / Insurance / Condominium fees	(24.5)	(23.7)	3.5%	(22.1)	10.6%	(2.6)	(24.8)	-1.1%
Fistel and other fees and contributions	(45.0)	(68.0)	-33.8%	(35.2)	27.8%	(13.9)	(49.1)	-8.8%
Third-party services	(42.1)	(39.2)	7.3%	(39.4)	6.9%	(12.5)	(51.9)	-18.9%
Others	(3.9)	(3.3)	18.2%	(1.9)	117.8%	(2.7)	(4.5)	-9.3%
Cost of goods sold	(339.7)	(461.5)	-26.4%	(135.1)	151.5%	(60.6)	(195.7)	73.6%

Selling Expenses	(312.1)	(325.8)	-4.2%	(149.4)	108.9%	(52.1)	(201.5)	54.9%

Provision for doubtful debtors	(33.6)	(13.3)	152.6%	(6.9)	495.2%	(9.5)	(16.4)	150.4%
Third-party services	(251.7)	(267.4)	-5.9%	(116.7)	116.8%	(34.4)	(151.1)	66.6%
Others	(26.8)	(45.1)	-40.6%	(25.8)	-30.2%	(8.2)	(34.0)	-21.2%
General and administrative expenses	(81.3)	(96.7)	-15.9%	(75.5)	7.8%	(26.4)	(101.9)	-20.2%
Other operating revenues (expenses)	4.1	(47.3)	-108.6%	60.6	-93.3%	(0.8)	59.8	-93.2%

Total Costs excl. deprec. & amortiz.	(1,019.8)	(1,255.4)	-18.8%	(519.6)	96.3%	(250.9)	(770.5)	32.4%

Depreciation and amortization	(295.5)	(335.8)	-12.0%	(248.5)	18.9%	(46.9)	(295.4)	0.0%
Total Operating Costs	(1,315.3)	(1,591.2)	-17.3%	(768.1)	71.2%	(297.8)	(1.065.9)	23.4%

Cost of Personnel

TCP’s cost of personnel went up 13.6% (including TRO) in relation to same period last year. The increase is due to collective agreement signed in November 2003, which approved a raise in wages of 7.5%, to the increase in payroll related to salary adjustments in October 2003 and to greater commercial activity (cost of personnel related to sales).

Cost of Services Rendered

Cost of services rendered in 1Q04 decreased by 7.0% compared to 4Q03, mainly due to lower Fistel tax related to a 38.7% reduction in net additions in the quarter. Compared to 1Q03, there was a drop of 20.3% (including TRO) due to lower interconnection costs affected by the conformity to SMP rules and lower third-party services.

Selling Expenses

In 1Q04, commercial expenses increased 54.9% in relation to 1Q03, due to an extraordinary level of past dues in TRO, higher call center costs, more intense competition, some extraordinary marketing events (sponsorship of “São Paulo 450 years” Celebration, VIVO Open Air and São Paulo Fashion Week) and greater levels of commercial activity (gross additions increased 88% YoY).

It is worth highlighting the favourable evolution of TCP’s consolidated SAC (Subscriber Acquisition Cost), which dropped 20% compared to 1Q03 to R$ 120 due to handsets subsidy reduction (for higher discounts in handsets obtained with suppliers upon formation of the VIVO Group and more favourable average US$ rate). The quarterly increase compared to 4Q03 reflects the smaller seasonal dilution of lower gross adds.

Bad Debt

Provisions for doubtful accounts was 1.5% of total gross revenues in 1Q04, which after non recurring adjustments ocurred in 4Q03 (R$ 24.6 million) and in 1Q03 (R$ 14.4 million) rose 0.3 p.p. from 1Q03, remaining the same when compared to 4Q03. The company is continuing its efforts to maintain the quality of the contract customer base, as well as to keep the “VIVO” Group's strategy for controlling credit to resellers and corporate clients.

General & Administrative Expenses

Despite accumulated 12-months inflation of 6%, G&A expenses decreased 2.9 p.p. to 4,7% of net revenues, reflecting better organizational efficiency and synergies following VIVO`s operational integration.

Other operating revenue (expenses)

Other operating revenue (expenses) presented a positive result in 1Q04 of 108.6% compared to 4Q03. This variation is due to the recognition of the provision for contingencies of PIS/COFINS taxes, amounting to R$ 77 million in 4Q03. Compared to 1Q03 there was a reduction of 93.3% (including TRO) due to the reversal of provisions for contingencies amounting to R$ 70 million which occured in that quarter.

EBITDA

TCP's EBITDA presented an increase of 22.6% (including TRO) in 1Q04 from 1Q03, reaching R$ 698.8 million. EBITDA margin of the period was 40.7% of total net revenues, compared to 42.5% (including TRO) reported in the previous year. Excluding the positive extraordinary impact registered in 1Q03 (mentioned above), EBITDA’s annual growh would have reached 40%. Excluding this negative effect offset by the positive SMP effect (+1,8 p. p.) margin expansion would have been of 2.7 p.p., a positive number when greater commercial activity of the period is considered (gross aditions rising 88%).

Depreciation and Amortization

Depreciation and amortization were reduced 12% when compared to 4Q03 due to the end of the equipment depreciation period. Compared to 1Q03, amortizations were impacted by TRO’s acquisition goodwill amortization and offset by the end of the equipment depreciation period, mainly analog network.

FINANCIAL RESULT

	Brazilian Corporate Law

R$ million	1Q04	4Q03%		1Q03%		1Q03 TRO	1Q03 TCP + TRO	%

Financial Income	157.3	219.9	-28.5%	241.9	-35.0%	77.9	319.8	-50.8%

Exchange rate variation	96.9	177.9	-45.5%	213.4	-54.5%	22.2	235.6	-58.7%
Other financial income	68.7	53.2	29.1%	29.7	130.1%	59.7	89.4	-23.5%
(-) PIS/Cofins taxes on financial income	(8.3)	(11.2)	-26.2%	(1.2)	591.7%	(4.0)	(5.2)	59.5%
Financial Expenses	(376.2)	(604.5)	-37.8%	(494.3)	-23.9%	(50.7)	(544.9)	-31.0%

Exchange rate variation	(103.7)	(264.3)	-60.8%	(105.2)	-1.4%	-	(105.2)	-1.4%
Other Financial Expenses	(164.4)	(237.1)	-30.7%	(185.9)	-11.6%	(25.6)	(211.5)	-22.3%
Interest on shareholders’ equity	-	(94.1)	-	-	-	-	-	-
Losses from derivatives	(108.1)	(9.0)	1101.1%	(203.2)	-46.8%	(25.1)	(228.3)	-52.7%
Net Financial Income (Expenses)	(218.9)	(218.9)	-43.1%	(252.4)	-13.3%	27.2	(225.2)	-2.8%

Financial Result

Compared to 4Q03, TCP’s net financial expenses fell R$ 165.7 million (43.1%) mainly due to non recurring facts occured in 4Q03, such as: distribution of interests on shareholders’ equity at TRO, updating of provision for PIS and COFINS taxes by SELIC rate, reclassification of monetary update of the remaining provisions for contingencies, reversal of interest revenue referring to bad debt, besides expenses related to the TRO’s incorporation. Excluding these non recurring items from the previous quarter, result would have remained practically stable.

Net Loss

TCP net loss reached R$ 35.3 million during 1Q04, a reduction of 80% when compared with a reported net loss of R$ 177.5 million in 4Q03. Using pro-forma figures which assumes TCP’s current TRO participation to reported 1Q03 result, the year over year reduction would have amounted to 66,1%.

Indebtness

TCP ended the quarter with net debt of R$ 4,166.6 million, representing a growth of 0,9% compared to the position on December 31, 2003. Such growth was caused by cash reduction which was offset by a reduction in Gross debt and an increase in gains with derivatives.

Financial leverage (Net Debt / (Net Debt + Shareholders’ Equity)) increased from 54.8% to 55.4% at the end of 1Q04 due to a lower level of funding operations in the quarter and reduction of R$ 35 million in Shareholders’ Equity.

At the end of 1Q04, there was an improvement in the gross debt profile compared to 4Q03, with short-term debt dropping from 63.5% to 60.0% of total debt. Short-term debt is impacted by a € 416 million loan maturing in November 2004.

In 1Q04, 78.1% of total gross debt was denominated in foreign currency. The company contracts derivative transactions (exchange rate hedge) to protect 100% of its debt against currency volatility.

Loans and Financings

Creditors (R$ million)	Currency
	R$	US$	Euro	Yen

Suppliers	-	18.6	-	-
Fixcel - TRO Acquisition	165.3	-	-	-
Financial institutions	1,194.0	2,332.0	375.4
Affiliated companies	-	626.6	1,503.5	-
Total	1,359.3	2,977.2	1,503.5	375.4

Long-term debt repayment schedule
2005	213.9	786.4	-	333.5
2006	114.2	29.4	-	-
After 2006	601.0	407.3	-	-

Total	929.1	1,223.1	-	333.5

Net Debt

	03/31/04	12/31/03

Short-term	3,729.7	3,993.3
Long-term	2,485.7	2,295.9
Total Debt	6,215.4	6,289.2

Cash and financial investments	(984.2)	(1,158.9)
Derivatives	(1,064.6)	(1,002.7)
Net Debt	4,166.6	4,127.6

Capital Expenditures

Investments held in the quarter were R$ 105.5 million compared to R$ 110.6 million in 1Q03 (including TRO). This amount represents 6.1% of net revenue, from 8.3% in the same period last year. The amount invested in 1Q04 was used mainly in projects for improvement and expansion of existing service capacity, and for selective implementation of the 1xRTT network overlay in TRO, evolution of GT’s network to 1xRTT, rendering of new telecommunications services, development of own transmission routes and system integration and consultancy.

Operating Cash Flow

The positive operating cash flow demonstrates that TCP generates enough resources within its operations to afford its capital expenditures program. 4Q03 concentrated a large part of annual capital expenditures, which led to a drop in operating cash flow in that quarter. However, when compared to 1Q03, operating cash flow reached a growth of 29.2% (including TRO).

Subsequent Events

On April 13, “VIVO” celebrated its first year, reaching the 22 million client mark, making it the 10th largest wireless operator in the world and number one in the southern hemisphere, covering 20 Brazilian states, representing 87% of the territory in the country and 83% of GDP, with a market share of 45% on a national basis and 56% in its coverage area.

FOLLOWING TABLES:

Table 1: TCP Consolidated Income Statement
Table 2: TCP Consolidated Balance Sheet
Table 3: GT Income Statement
Table 4: TRO Income Statement

CONFERENCE CALL – 1Q04

Webcast: www.vivo.com.br/ir

Date: April 27, 2004 (Tuesday)
Time: 01:00 pm (São Paulo time) and 11:00 am (eastern time)
Telephone number: (+1 412-858-4600)
Teleconference code: Vivo or Padinha

The teleconference replay will be available by telephone (+1 412-858-1440), using teleconference code: 343106.

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: CONSOLIDATED INCOME STATEMENT FOR TCP

	Brazilian Corporate Law

R$ million	1Q04	4Q03%		1Q03%		1Q03 TRO	1Q03 TCP +TRO	%

Gross operating revenues	2,263.9	2,449.1	-7.6%	1,176.5	92.4%	524.9	1,701.40	33.1%

Subscription and usage	987.0	1,034.9	-4.65%	543.4	81.6%	297.3	840.7	17.4%
Network usage	764.9	732.1	4.5%	433.6	76.4%	174.0	607.6	25.9%
Other services	114.5	107.9	6.1%	16.8	581.5%	5.3	22.1	418.1%
Sale of handsets	397.5	574.2	-30.8%	182.7	117.6%	48.3	231.0	72.1%
Deductions from gross revenues	(545.3)	(571.8)	-4.6%	(249.3)	118.7%	(111.8)	(361.1)	51.0%

Net operating revenues	1,718.6	1,877.3	-8.5%	927.2	85.4%	413.1	1,340.3	28.2%

Net operating revenues from services	1,472.4	1,495.3	-1.5%	820.7	79.4%	375.7	1,196.4	23.1%
Net operating revenue from handsets	246.2	382.0	-35.5%	106.5	131.2%	37.4	143.9	71.1%
Operating costs	(1,019.8)	(1,255.4)	-18.8%	(519.6)	96.3%	(250.9)	(770.5)	32.4%

Personnel	(90.4)	(108.6)	-16.8%	(56.9)	58.9%	(22.7)	(79.6)	13.6%
Cost of services rendered	(200.4)	(215.5)	-7.0%	(163.3)	22.7%	(88.3)	(251.6)	-20.3%
Cost of Goods Sold	(339.7)	(461.5)	-26.4%	(135.1)	151.4%	(60.6)	(195.7)	73.6%
Selling expenses	(312.1)	(325.8)	-4.2%	(149.4)	108.9%	(52.1)	(201.5)	54.9%
General and administrative expenses	(81.3)	(96.7)	-15.9%	(75.5)	7.7%	(26.3)	(101.8)	-20.1%
Other operating income (expenses)	4.1	(47.3)	-108.7%	60.6	-93.2%	(0.9)	59.7	-93.1%
EBITDA	698.8	621.9	12.4%	407.6	71.4%	162.2	569.8	22.6%

Depreciation and amortization	(295.5)	(335.8)	-12.0%	(248.5)	18.9%	(46.9)	(295.4)	0.0%
EBIT	403.3	286.1	41.0%	159.1	153.5%	115.3	274.4	47.0%

Net Financial Income	(218.9)	(384.6)	-43.1%	(252.4)	-13.3%	27.2	(225.2)	-2.8%

Operating Result	184.4	(98.5)	-287.2%	(93.3)	-297.6%	142.5	49.2	274.8%

Non-operating revenues / expenses	0.7	(20.8)	-103.4%	(0.1)	-800.0%	0.5	0.4	75.0%

Result before taxes	185.1	(119.3)	-255.2%	(93.4)	-298.2%	143.0	49.6	273.2%

Income tax and social contribution	(148.4)	(49.5)	199.8%	(38.1)	289.5%	-49.0	(87.1)	70.4%
Minority share	(72.0)	(102.8)	-30.0%	-	-	-1.8	(66.7)	7.9%
Reversion of interest on shareholders’ equity	-	94.1	-100.0%	-	-	-	-	-

Net profit (loss) for the period	(35.3)	(177.5)	-80.1%	(131.5)	-73.2%	92.2	(104.2)	-66.1%

TABLE 2: CONSOLIDATED BALANCE SHEET FOR TCP

Brazilian Corporate Law

ASSETS (R$ million)	mar/04	dec/03

Current Assets	4,276.5	4,329.8

Cash and cash equivalent	984.2	1,158.9
Net accounts receivable	1,249.7	1,212.5
Receivables from subsidiaries and affiliates	20.6	22.3
Inventory	191.1	157.3
Deferred and recoverable taxes	569.8	595.7
Prepaid expenses	188.9	92.7
Derivative transactions	997.1	1,008.2
Other current assets	75.1	82.2

Long-term Receivables	1,407.4	1,436.5

Net accounts receivable
Deferred and recoverable taxes	876.6	893.6
Derivative transactions	453.4	444.1
Prepaid expenses	31.3	24.4
Other long-term assets	46.1	74.4

Permanent	7,611.5	7,794.1

Investments	2,255.1	2,291.3
Goodwill	2,704.4	2,740.6
Provision for losses in investments	-449.6	-449.6
Other investments	0.3	0.3
Net property, plant and equipment	5,099.6	5,234.3
Deferred	256.8	268.5

Total Assets	13,295.4	13,560.4

TABLE 2: CONSOLIDATED BALANCE SHEET FOR TCP

Brazilian Corporate Law

LIABILITIES (R$ million)	mar/04	dec/03

Current Liabilities	5,892.4	6,389.2

Personnel, social security charges/benefits	46.5	69.1
Suppliers and consignment	1,181.0	1,255.0
Taxes, fees and contributions	234.3	254.4
Interest on shareholders’ equity	107.3	107.3
Loans and financing	3,729.7	3,993.3
Contingency Provisions	139.2	126.1
Derivatives transactions	340.4	418.5
Subsidiaries and affiliates' liabilities	29.3	27.8
Deferred revenues	66.2	110.2
Other liabilities	18.5	27.5

Long-term Liabilities	2,876.0	2,657.0

Loans and financing	2,485.7	2,295.9
Contingency Provisions	154.9	153.5
Taxes, fees and contributions	186.1	172.8
Provision for pension plan	3.2	3.2
Derivatives transactions	45.6	31.1
Other liabilities	0.5	0.5

Minority Share	1,168.8	1,120.7

Shareholders’ Equity	3,357.9	3,393.2

Social Capital	4,373.7	4,373.7
Capital reserve	1,089.9	1,089.9
Retained earnings (losses)	-2,105.7	-2,070.4

Funds to be capitalized	0.3	0.3

Total Liabilities	13,295.4	13,560.4

TABLE 3: CONSOLIDATED INCOME STATEMENT FOR GLOBAL TELECOM S.A.

Brazilian Corporate Law

R$ million	1Q04	4Q03	1Q03

Gross operating revenues	231.7	244.7	171.0
Deductions from gross revenues	(42.3)	(41.2)	(30.7)
Net operating revenues	189.4	203.5	140.3
Net operating revenues from services	150.0	139.3	121.9
Net operating revenues from handsets	39.4	64.2	18.4
Operating costs	(147.8)	(181.1)	(111.7)
Personnel	(10.0)	(14.0)	(9.9)
Cost of services rendered	(27.9)	(20.8)	(36.3)
Cost of goods sold	(59.7)	(90.8)	(27.0)
Selling Expenses	(44.8)	(46.5)	(26.1)
General and administrative expenses	(4.2)	(7.4)	(9.2)
Other operating income (expenses)	(1.2)	(1.6)	(3.2)
EBITDA	41.6	22.4	28.6
Depreciation and Amortization	(61.2)	(63.3)	(61.8)
EBIT	(19.6)	(40.9)	(33.2)
Net financial income	(33.7)	(45.4)	(71.4)
Operating income	(53.3)	(86.3)	(104.6)
Non-operating result	0.1	(0.1)	-
Result before taxes	(53.2)	(86.4)	(104.6)
Income tax and social contribution	-	20.6	-
Net income (loss) for the period	(53.2)	(65.8)	(104.6)

TABLE 4: CONSOLIDATED INCOME STATEMENT FOR TELE CENTRO OESTE

Brazilian Corporate Law

R$ million	1Q04	4Q03	1Q03

Gross operating revenues	619.5	707.6	524.9
Deductions from gross revenues	(156.9)	(155.1)	(111.8)
Net operating revenues	462.6	552.5	413.1
Net operating revenues from services	404.4	435.0	375.7
Net operating revenues from handsets	58.2	117.5	37.4
Operating costs	(268.5)	(381.3)	(250.9)
Personnel	(33.6)	(41.2)	(22.7)
Cost of services rendered	(45.5)	(78.2)	(88.4)
Cost of goods sold	(91.8)	(144.5)	(60.7)
Selling expenses	(87.3)	(78.6)	(52.1)
General and administrative expenses	(15.5)	(28.7)	(26.2)
Other operating income (expenses)	5.2	(10.1)	(0.8)
EBITDA	194.1	171.2	162.2
Depreciation and Amortization	(51.8)	(43.5)	(46.9)
EBIT	142.3	127.7	115.3
Net financial income	14.3	(115.1)	27.2
Operating income	156.6	12.6	142.5
Non-operating result	(2.2)	(3.5)	0.5
Result before taxes	154.4	9.1	143.0
Income tax and social contribution	(53.2)	(1.7)	(49.0)
Minority share	(1.7)	(2.5)	(1.8)
Reversion of interest on shareholders’ equity	-	132.2	-
Net income (loss) for the period	99.5	137.1	92.2

GLOSSÁRIO

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Income.
CAPEX – Capital Expenditure
Operating Cash Flow = EBITDA – CAPEX.
Subsidy = (net income from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net income from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + prepaid)
Contract ARPU – ARPU of contract service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of contract service users
Prepaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.